EXHIBIT 10.6
Summary of Incentive Compensation Plan
of
Park National Corporation
     The Compensation Committee of the Board of Directors of Park National Corporation (“Park”) administers Park’s incentive compensation plan which enables the officers of Park’s subsidiaries to share in any above-average return on equity (as defined below) which Park and Park’s subsidiaries on a consolidated basis may generate during each twelve-month period ending September 30. During the fiscal year ended December 31, 2006 (the “2006 fiscal year”), all officers of Park’s subsidiaries (including each of Park’s executive officers) were eligible to participate in the incentive compensation plan. For the fiscal year ending December 31, 2007 (the “2007 fiscal year”), all officers of Park’s subsidiaries (including each of Park’s executive officers) will also be eligible to participate.
     Above-average return on equity is defined as the amount by which the net income to average shareholders’ equity ratio of Park and Park’s subsidiaries on a consolidated basis for a twelve-month period ended September 30 exceeds the median net income to average shareholders’ equity ratio of all U.S. bank holding companies of similar asset size ($3 billion to $10 billion). A historically applied formula determines the amount, if any, by which Park’s return on equity ratio exceeds the median return on equity ratio of these peer bank holding companies. Approximately twenty percent (20%) of any such excess amount on a before-tax equivalent basis is then available for incentive compensation. If Park’s return on equity ratio is equal to or less than that of the peer group, no incentive compensation will be available with respect to that twelve-month period. The Chairman of the Board and Chief Executive Officer and the President of Park and Park National Bank historically received a fixed percentage of the total amount available for incentive compensation as determined by the Board of Directors and, more recently, the Compensation Committee of the Board of Directors (the “Compensation Committee”).
     Park’s accumulation of capital over the recent several years, while enhancing the safety and soundness of Park, has put increasing pressure on Park’s ability to generate superior levels of return on equity ratio. The Compensation Committee has monitored this development and carefully considered the impact of increasing levels of capital relative to Park’s peer group, and the attendant negative impact on Park’s return on equity ratio. As a result, Park’s management provided alternatives for the Compensation Committee’s consideration, including an adjusted capital formula that caused Park’s capital level to be equal to the median of Park’s peer group’s capital level. This adjusted formula then reduced Park’s net income and Park’s adjusted return on equity ratio was then compared to the median return on equity ratio of its peer group.
     The incentive compensation amounts in recent years, computed by using both the original 20% historic ratio formula as well as the adjusted capital formula, have fluctuated significantly. These fluctuations may have been caused largely by changing levels of capital at peer companies as well as at Park. As a result, the Compensation Committee has attempted to utilize both the historic 20% ratio formula as well as the adjusted capital formula and exercised its discretion in order to arrive at a total pool amount that it determined to be fair and appropriate in recent years, including the 2006 fiscal year.
     The Compensation Committee met on December 27, 2006 to determine the amount of incentive compensation to be paid to each of Messrs. C. Daniel DeLawder (who served as Chairman of the Board and Chief Executive Officer of Park and The Park National Bank during the 2006 fiscal year and continues to so serve during the 2007 fiscal year), David L. Trautman (who served as President and Secretary of Park and as President of The Park National Bank during the 2006 fiscal year and continues to so serve during the 2007 fiscal year) and John W. Kozak (who served as Chief Financial Officer of Park and as Senior Vice President and Chief Financial Officer of The Park National Bank during the 2006 fiscal year and continues to so serve during the 2007 fiscal year) in respect of the twelve-month period ended September 30, 2006 (the “2006 Incentive Compensation Period”). The Compensation Committee computed 17.5% of Park’s computed return on equity advantage to arrive at a total incentive compensation pool of $9,792,000. The following schedule sets forth the incentive compensation paid on January 26, 2007 to them for the 2006 Incentive Compensation Period:
•	C. Daniel DeLawder — $473,525

•	David L. Trautman — $313,250

•	John W. Kozak — $214,455
     After deducting the incentive compensation to be paid to Messrs. DeLawder, Trautman and Kozak, the remaining amount available for incentive compensation pay was distributed to the officers of Park’s subsidiaries on the basis of their respective contributions to Park’s achieving its short-term and long-term financial goals during the 2006 Incentive Compensation Period, which contributions were subjectively determined by the Chairman of the Board and Chief Executive Officer and the President and Secretary of Park and approved by Park’s Board of Directors, upon recommendation of the Compensation Committee. Recommendations of the presidents of Park’s subsidiaries were considered when determining incentive compensation amounts for officers (other than the internal audit staff) of those subsidiaries. The incentive compensation paid to the internal audit staff of Park’s subsidiaries was determined by the Audit Committee of Park’s Board of Directors. The incentive compensation paid to staff employees who perform independent loan review functions was determined by the Executive Committee of Park’s Board of Directors.
     The Compensation Committee will determine the 2007 fiscal year incentive compensation for each of Messrs. DeLawder, Trautman and Kozak and the total incentive compensation pool for the officers of Park and Park’s subsidiaries. The determination will be made during the fourth quarter of 2007. The Compensation Committee will review the comparison of Park’s return on equity ratio for the twelve-month period ending September 30, 2007 compared to the return on equity of Park’s peer group for the same period of time. The Compensation Committee will not award incentive compensation to any officer if Park’s return on equity ratio for the 12-month period ending September 30, 2007 does not exceed that of Park’s peer groups.

     For the five years ended December 31, 2006, Park’s return on equity has averaged 17.11% compared to 13.41% for its peer group, defined as all U.S. Bank holding companies between $3 billion and $10 billion in assets. The Compensation Committee anticipates that the 2007 officer incentive compensation pool will be determined by computing 17.5% of Park’s computed return on equity advantage and further increasing this pool based upon the increase in Park’s fully diluted earnings per share for twelve-month period ended September 30, 2007 compared to the twelve-month period ended September 30, 2006. The following table indicates by how much the computed return on equity advantage would be increased for an increase in fully diluted earnings per share.

Increase in Fully	Increase in Incentive
Diluted EPS	Compensation Pool
0 to 1.99%	0%
2 to 2.99%	.5%
3 to 3.99%	1.5%
4 to 4.99%	2.4%
5 to 5.99% 6 to 6.99%	3.5% 4.8%
7 to 7.99%	6.3%
8% and over	Equivalent to actual percentage (or portion thereof) increase
     The Compensation Committee will determine the 2007 incentive compensation for Messrs. DeLawder, Trautman and Kozak based on the Compensation Committee’s determination of how well Park performed in 2007 and the Compensation Committee’s evaluation of the performance of each of Messrs. DeLawder, Trautman and Kozak.

3